UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

In September 2023, Sanofi published the press release attached hereto as Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated September 19, 2023: Sanofi supporting vulnerable communities as part of commitment to social impact and fight against climate change

Exhibit 99.2	Press Release dated September 25, 2023: Once-weekly ALTUVIIIO® approved in Japan as a new class of factor VIII therapy for hemophilia A

Exhibit 99.3	Press Release dated September 26, 2023: Dupixent® (dupilumab) sBLA for treatment of eosinophilic esophagitis in children aged 1 to 11 accepted for FDA Priority Review

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 27, 2023		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger Title: Head of Securities Law and Capital Markets